Exhibit 99.1

Acasti Pharma Announces Closing of $10 Million Underwritten Offering

Laval, Quebec — May 9, 2018 — Acasti Pharma Inc. (NASDAQ: ACST) (TSXV: ACST) (the “Company” or “Acasti”) is pleased to announce that it has closed its previously announced underwritten public offering (the “Offering”) of units of the Company (“Units”) at a price of $1.05 per Unit (the “Offering Price”) for gross aggregate proceeds to the Company of $10,006,500 pursuant to an underwriting agreement (the “Underwriting Agreement”) dated April 24, 2018 with a Canadian underwriter (the “Underwriter”), as sole bookrunner and underwriter.

Pursuant to the Offering, the Company issued an aggregate of 9,530,000 Units. Each Unit was comprised of one common share (“Common Share”) and one common share purchase warrant (“Warrants”) of the Company exercisable at any time prior to May 9, 2023 at an exercise price of $1.31 per Common Share.

The net proceeds received from the Offering are intended to be used by the Company for the further development of CaPre and the continued advancement of the Company’s TRILOGY Phase 3 program, including continued clinical site activation; progression of patient enrollment and randomization; production of additional clinical materials (both CaPre and placebo); initial planning of Acasti’s regulatory (NDA) submission; expansion of business development activities; working capital; and other general corporate purposes.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company has paid the Underwriter a cash commission equal to 7% of the gross proceeds raised under the Offering and has granted the Underwriter non-transferable broker warrants equal to 5% of the number of Units sold under the Offering exercisable at any time prior to May 9, 2023 at an exercise price equal to the Offering Price.

The Units (including the Common Shares and Warrants) were issued pursuant to a short form prospectus dated May 2, 2018 filed with the securities regulatory authorities in the provinces of Québec, Ontario, Alberta, Manitoba and British Columbia (the “Prospectus”). A copy of the Prospectus is available under the Company’s profile on SEDAR at www.sedar.com. The Units (including the Common Shares and Warrants) will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For more information on the Offering and the Company’s intended use of the net proceeds of the Offering, please refer to the Prospectus.

About Acasti

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. CaPre is being evaluated in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. and may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies. Acasti’s strategy is to commercialize CaPre in the U.S. and the company is pursuing partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, the anticipated use of proceeds and the continued progress of the Company’s TRILOGY Phase 3 clinical studies.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Special Note Regarding Forward-Looking Statements” section contained in Acasti’s latest annual report on Form 20-F, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the investor section of Acasti’s website at www.acastipharma.com (the “Annual Report”) and in the “Risk Factors” sections contained in the Prospectus. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators, including the Annual Report and Acasti’s latest management’s discussion and analysis.

Neither NASDAQ, the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.com
www.acastipharma.com

Media Contact:
Jessica Dyas
Canale Communications
619-849-5385
jessica@canalecomm.com

Investor Relations Contact:
Glen Akselrod Bristol Capital Ltd.
(905) 326-1888 ext 10
glen@bristolir.com